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                                                                    Exhibit 99.2

                        SUNTECH POWER HOLDINGS CO., LTD.

         NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR YEAR ENDED
               DECEMBER 31, 2006 TO BE HELD ON DECEMBER 22, 2006

Dear Shareholder:

You are cordially invited to attend the Annual General Meeting of Shareholders of Suntech Power Holdings Co., Ltd. (NYSE: STP) (the "Company") which will be held on December 22, 2006 at the principal office of the Company at 17-6 Chang Jiang South Road, New District Wuxi, 214028, People's Republic of China at 10:00a.m., local time. The meeting is being held for the following purposes:

     1.   Reports of the Chairman and Chief Executive Officer;

     2.   Transacting any other business properly brought before the meeting.

Only shareholders of record in the books of the Company at the close of business on November 10, 2006 will be entitled to vote at the meeting or any adjournment that may take place.

No agenda items are expected to require shareholder vote and therefore, a proxy is not enclosed with this notice. Attendees at the Annual General Meeting will also not be voting on any matters, whether in person or otherwise.







                                        By Order of the Board of Directors,



                                        /s/ Zhengrong Shi
                                        ------------------------------------
                                            Dr. Zhengrong Shi
                                            Chairman and Chief Executive Officer


Dated: November 20, 2006

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